                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ___ TO ___


                         COMMISSION FILE NUMBER 0-24218


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                 TV GUIDE, INC.
                                   401(k) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      GEMSTAR-TV GUIDE INTERNATIONAL, INC.
                           135 North Los Robles Avenue
                                    Suite 800
                           Pasadena, California 91101
                                 (626) 792-5700

                           TV GUIDE, INC. 401(k) PLAN

                                TABLE OF CONTENTS

                                                                                               Page
Independent Auditors' Report                                                                      3

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2001 and 2000                      4

Statements of Changes in Net Assets Available for Benefits -
      Years Ended December 31, 2001 and 2000                                                      5

Notes to Financial Statements                                                                  6-13



Supplemental Schedule

1     Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2001         14


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                          Independent Auditors' Report

To the Plan Administrator
TV Guide, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of TV Guide, Inc. 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of TV Guide, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                KPMG LLP


Tulsa, Oklahoma
May 17, 2002

                           TV GUIDE, INC. 401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000


                                                 2001         2000
                                             -----------   -----------

Cash                                         $    73,585   $     1,316

Investments at fair value:
    Common/collective trust funds             26,642,771    26,481,444
    Mutual funds                              36,358,297    39,943,991
    Common stock                               2,130,948     2,944,928
    Preferred stock                              117,565       146,083
    Participant loans                          1,874,250     1,778,327
                                             -----------   -----------

                Total investments             67,123,831    71,294,773

Receivables:
    Employee contributions receivable            114,717             -
    Employer contributions receivable             58,853             -
    Accrued income                                 8,334         6,593
                                             -----------   -----------

                Total receivables                181,904         6,593
                                             -----------   -----------

Net assets available for benefits            $67,379,320   $71,302,682
                                             ===========   ===========

                See accompanying notes to financial statements.

                           TV GUIDE, INC. 401 (k) PLAN

                       Statements of Changes in Net Assets
                             Available for Benefits

                     Years Ended December 31, 2001 and 2000

                                                                                         2001               2000
                                                                                   ---------------     --------------
Additions to net assets available for benefits attributed to:

    Investment income (loss):
       Net depreciation in fair value of investments                             $     (8,191,204)   $     (6,380,792)
       Interest                                                                           144,251             168,771
       Dividends                                                                        1,352,178           3,317,089
                                                                                   --------------      --------------

                Total investment loss                                                  (6,694,775)         (2,894,932)

    Contributions:
       Employee contributions                                                           6,127,906           7,744,543
       Employer contributions, net of forfeitures                                       2,814,925           3,239,379
                                                                                   --------------      --------------

                Total contributions                                                     8,942,831          10,983,922

    Other, net                                                                                  -              11,640
                                                                                   --------------      --------------

                Total additions                                                         2,248,056           8,100,630

Deductions from net assets available for benefits attributed to:
    Benefits paid to participants                                                       6,170,478           7,149,615
    Other, net                                                                                940                   -
                                                                                   --------------      --------------

                Total deductions                                                        6,171,418           7,149,615
                                                                                   --------------      --------------

Net increase (decrease) in net assets available for benefits                           (3,923,362)            951,015

Net assets available for benefits:
    Beginning of year                                                                  71,302,682          70,351,667
                                                                                   --------------      --------------

    End of year                                                                  $     67,379,320    $     71,302,682
                                                                                   ==============      ==============

                 See accompanying notes to financial statements.

                           TV GUIDE, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(1)    Description of Plan

       The following description of the TV Guide, Inc. 401(k) Plan (the "Plan"), provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution plan covering substantially all employees of TV Guide, Inc. who have completed three months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan sponsor is TV Guide, Inc.

              On March 1, 1999, United Video Satellite Group, Inc. acquired from a subsidiary of The News Corporation Limited the stock of certain corporations (collectively, "TV Guide Magazine"), which publish TV Guide magazine and other printed television program listing guides. Concurrently, United Video Satellite Group, Inc. changed its name to TV Guide, Inc. ("TV Guide" or the "Company"). Effective March 1, 1999, TV Guide adopted the TV Guide Savings Plan. The TV Guide Savings Plan covered all employees of TV Guide Magazine, including those who were previously participants in, or eligible to participate in, the News America Savings Plan. On December 1, 1999, the TV Guide Savings Plan was merged with the United Video Satellite Group, Inc. 401(k) Plan, with the United Video Satellite Group, Inc. 401(k) Plan as the survivor. The net assets of the TV Guide Savings Plan were subsequently transferred into the United Video Satellite Group, Inc. 401(k) Plan, and the Plan changed its name to the TV Guide, Inc. 401(k) Plan.

              On July 12, 2000, TV Guide became a wholly-owned subsidiary of Gemstar - TV Guide International, Inc. (formerly Gemstar International Group Limited) ("Gemstar") pursuant to an Agreement and Plan of Merger dated as of October 4, 1999, as amended. TV Guide stockholders, including participants in the Plan, received
              0.6573 of a share of Gemstar common stock for each share of TV Guide common stock outstanding at the time of the merger. Following the merger, the capital stock of TV Guide ceased to be publicly traded.

              The Plan was amended and restated in September 2001 to incorporate the provisions of the First Amendment and to incorporate certain amendments required by the Internal Revenue Service.

              One or more subsidiaries of Gemstar-TV Guide International, Inc. currently maintain the following defined contribution retirement plans: the Gemstar Employees 401(k) Profit Sharing Plan, the Nuvomedia Inc. 401(k) Plan, the Softbook Press 401(k) Plan, the SkyMall Incorporated 401(k) Plan, the VideoGuide 401(k) Plan, and the Starsight Telecast, Inc. Employees 401(k) Savings Plan (each such plan is referred to as an "Affiliate Plan"). Each Affiliate Plan is subject to ERISA. Each Affiliate Plan is scheduled to be merged with and into the Plan effective as of July 1, 2002, with the Plan continuing as the surviving plan in the mergers. In connection with the mergers, the assets and liabilities of each Affiliate Plan will become the assets and liabilities of the Plan. Also in connection with the mergers, the name of the Plan will be changed to the "Gemstar-TV Guide International, Inc. 401(k) Plan."

                           TV GUIDE, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

              Immediately following the mergers, sponsorship of the Plan is scheduled to be transferred from TV Guide, Inc. to Gemstar-TV Guide International, Inc.

       (b)    Contributions

              Participants can elect to contribute, through payroll deductions, from 1% to 15% of pre-tax compensation, as defined by the Plan, subject to annual limitations outlined by the Internal Revenue Service. Eligible employees may make a rollover contribution to the Plan of all or any portion of eligible rollover distributions as defined by the Plan. The Company may make a matching contribution of an amount equal to a designated percentage rate of each participant's contribution of pre-tax compensation. The Company's matching percentage shall be determined by the Company and announced prior to the beginning of the Plan year. For the years ended December 31, 2001 and 2000, the Company matched 100% of the first 4% of each participant's contribution of pre-tax compensation. For any Plan year, additional matching contributions can be made at the discretion of the Company.

       (c)    Participant Accounts

              Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of the Plan's earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company matching contributions. The benefit to which a participant is entitled is the vested balance in the participant's account.

       (d)    Vesting

              Participants are immediately vested in their contributions plus actual earnings thereon. Vesting for the Company matching contributions is at a rate of 20% per year beginning after the employee's first full year of service with an additional 20% for each of the next four years, achieving 100% vesting at five years of credited service. Participants become fully vested in the Company matching contributions upon retirement or in the event of death or disability.

              Employer matching contributions plus actual earnings or losses thereon forfeited due to employees leaving the plan prior to fully vesting are used to offset future employer contributions. Forfeitures used to offset Company matching obligations were $266,677 during the plan year ended December 31, 2001.

       (e)    Investment Options

              Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments to the available investment options. Participants may change their investment options and transfer balances between existing investments on a daily basis. A description of each investment option follows:

              Merrill Lynch Equity Index Trust 1 - invests in an attempt to duplicate the investment results of the S&P 500 Index by holding all 500 stocks in approximately the same proportions as they are represented in the S&P Index.

                           TV GUIDE, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

              TV Guide Stock Fund - invests primarily in shares of Gemstar - TV Guide International, Inc. common stock. A participant may not invest more than 20% of his or her contributions in this fund and may not transfer assets from other funds resulting in his or her investment in this fund exceeding 20% of the value of his or her accounts. A participant may continue to invest his or her contributions in this fund and no reduction in the participant's interest in this fund will be required if subsequent changes in the value of the various funds result in the participant's investment in this fund exceeding the percentage limit.

              Merrill Lynch Retirement Preservation Trust - invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs, including Bank Investment Contracts, synthetic GICs and separate accounts) as well as in obligations of U.S. Government and U.S. Government agency securities. The trust also invests in high-quality money market securities.

              PIMCO High Yield Fund - invests at least 65% of its assets in a diversified portfolio of lower-rated fixed-income securities. The remainder of the fund's assets may be invested in investment-grade fixed-income securities. The fund may also invest in U.S. dollar-denominated foreign securities.

              PIMCO Total Return Fund Class A - invests at least 65% of its assets in a diversified portfolio of fixed-income securities of varying maturities. The holdings will be concentrated in areas of the bond market which fund management believes to be relatively undervalued.

              Dreyfus Premier Balanced Fund Class A - allocates approximately 60% of its assets to common stocks and 40% to bonds, however, these percentages may vary. The fund seeks to invest in common stocks which together will provide a higher total return than the S&P 500 Index. The bond portion of the fund is normally invested in dollar-denominated fixed-income obligations of domestic and foreign issuers.

              Massachusetts Investors Trust - invests primarily in a conservative portfolio of equity securities selected for their high or improving investment quality. The fund may also invest in foreign securities.

              Alliance Technology Fund Class A - normally invests at least 80% of the fund's assets in securities expected to benefit from technological advances and improvements. The fund may write and purchase listed call options and purchase listed and unlisted securities and may invest up to 10% of its total assets in foreign securities.

              Davis New York Venture Fund Class A - invests primarily in common stocks and equity securities of companies with market capitalizations of at least $250 million, although it can invest in issues of smaller-capitalization companies. The fund may also invest in foreign securities.

              ING Pilgrim International Value Fund Class A - invests primarily in foreign companies with market capitalizations greater than $1 billion, but it may hold up to 25% of its assets in companies with smaller market capitalizations. Under normal circumstances, the fund will

                           TV GUIDE, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

              invest at least 65% of its total assets in securities of companies located in at least three countries other than the U.S.

              Pioneer Growth Shares Fund - invests in common stocks, preferred stocks, bonds and convertible securities. The fund may also invest in the securities of foreign issuers.

              Van Kampen American Value Fund Class B - invests in the equity securities and interests of small- to medium-size U.S. companies thought to be relatively undervalued. The fund may also invest in foreign securities.

              Van Kampen American Value Fund - invests in equity securities and interests of small- to medium-size U. S. companies thought to be relatively undervalued. The Fund may also invest in foreign issuers.

              The News Corporation Limited Common Stock Fund - invests primarily in shares of The News Corporation Limited common stock. This fund is frozen and no new monies may be added.

              The News Corporation Limited Preferred Stock Fund - invests primarily in shares of The News Corporation Limited preferred stock. This fund is frozen and no new monies may be added.

       (f)    Payment of Benefits

              Upon separation of service due to termination, death, disability or retirement, participants can elect to leave their account balance within the Plan until minimum distribution payments are required by law or elect to receive either a lump sum distribution of their account or, if their account balance is greater than $5,000, equal periodic payments over a designated period in accordance with current tax regulations.

       (g)    Participant Loans

              Under certain circumstances, participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance. Loan terms are not to exceed five years (10 years for the purchase of a principal residence). The loans are secured by the balance in the participant's account and bear interest at the prime rate published in the Wall Street Journal on the last business day of the month prior to the date the loan is funded plus 1%. Principal and interest are repaid by the participant in accordance with the Plan document.

       (h)    Administrative Expenses

              The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. All administrative expenses were paid by the Company in 2001 and 2000.

                           TV GUIDE, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(2)  Summary of Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

     (b)  Investment Valuation

          The Plan's investments are stated at fair value, based on quoted market prices. The participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis.

          In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation (depreciation) of the fair value of its instruments. This consists of realized gains or losses and unrealized appreciation (depreciation) of those investments.

     (c)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     (d)  Payment of Benefits

          Benefits are recorded when paid.

     (e)  Concentration of Credit Risk

          Financial instruments which potentially subject the Plan to concentrations of credit risk consist of cash, participant loans, corporate bonds, commercial paper, government bonds and fixed income securities. Such credit risk is considered by management to be limited due to the diversity of investments and the financial stability of the institutions involved. Generally, the Plan does not require collateral with respect to its investments.

     (f)  New Accounting Pronouncements

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

          SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. The impact of adoption of SFAS No. 133 on the Plan financial statements was not material.

                           TV GUIDE, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(3)  Investments

     The following table presents the fair values of individual investments at December 31, 2001 and 2000:

                                                                                      2001               2000
                                                                                 ---------------    ---------------
     Merrill Lynch Equity Index Trust 1; 143,780 shares at $80.60 per share and 154,382 shares at $91.77 per share at
        December 31, 2001 and 2000, respectively                                $    11,588,649    $    14,167,650
     Gemstar - TV Guide International, Inc. Common Stock; 74,512
        shares at $27.70 per share and 61,634 shares at $46.13 per
        share at December 31, 2001 and  2000, respectively                            2,063,979          2,842,852
     The News Corporation Limited Common Stock; 2,531 shares at
        $26.46 per share and 3,512 shares at $29.06 per share
        at December 31, 2001 and 2000, respectively                                      66,969            102,076
     The News Corporation Limited Preferred Stock; 3,696 shares at $31.81 per share and 4,530 shares at $32.25 per share
        at December 31, 2001 and 2000, respectively                                     117,565            146,083
     Alliance Technology Fund Class A; 47,226 shares at $67.22
        per share and 40,033 shares at $90.82 per share at
        December 31, 2001 and 2000, respectively                                      3,174,504          3,635,777
     Massachusetts Investors Trust; 200,630 shares at $16.58 per share and 258,814 shares at $20.02 per share at December 31, 2001
        and 2000, respectively                                                        3,326,449          5,181,451
     Merrill Lynch Retirement Preservation Trust; 15,054,122 shares at
        $1.00 per share and 12,313,794 shares at $1.00 per share at
        December 31, 2001 and 2000, respectively                                     15,054,122         12,313,794
     ING Pilgrim International Value Fund Class A; 249,072 shares at $12.86 per share and 226,810 shares at $15.25 per share at
        December 31, 2001 and 2000, respectively                                      3,203,069          3,458,845
     Van Kampen American Value Fund Class B; 3 shares at $18.13 per share and 3 shares at $18.79 per share at
        December 31, 2001 and 2000, respectively                                             46                 47
     Van Kampen American Value Fund; 69,826 shares at $18.83
        per share and 54,470 shares at $19.37 per share at
        December 31, 2001 and 2000, respectively                                      1,314,819          1,055,079
     Pioneer Growth Shares Fund; 331,399 shares at $13.90 per share and 312,172 shares at $17.21 per share at December 31, 2001
        and 2000, respectively                                                        4,606,452          5,372,491
     Dreyfus Premier Balanced Fund Class A; 451,928 shares at $13.00 per share and 435,145 shares at $14.59 per share at
        December 31, 2001 and 2000, respectively                                      5,875,065          6,348,760
     PIMCO High Yield Fund; 51,673 shares at $9.36 per share and
        26,236 shares at $9.71 per share at December 31, 2001
        and 2000, respectively                                                          483,658            254,753

                           TV GUIDE, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

                                                                                         2001            2000
                                                                                    -------------    -------------
       PIMCO Total Return Fund Class A; 343,541 shares at $10.46 per share and 264,578 shares at $10.39 per share at December 31,
          2001 and 2000, respectively                                                   3,593,437        2,748,962
       Davis New York Venture Fund Class A; 423,940 shares at $25.43 per share and 413,633 shares at $28.74 per share at
          December 31, 2001 and 2000, respectively                                     10,780,798       11,887,826
       Participant loans                                                                1,874,250        1,778,327
                                                                                    -------------    -------------
                                                                                    $  67,123,831    $  71,294,773
                                                                                    =============    =============


       The following schedule presents the net appreciation (depreciation) in fair value for each significant class of investment for the years ended December 31, 2001 and 2000:

                                                 2001          2000
                                             -----------    -----------
             Common/collective trust funds   $(1,646,435)   $(1,463,399)
             Mutual funds                     (5,478,474)    (3,649,086)
             Common stock                     (1,068,135)    (1,049,076)
             Preferred stock                       1,840       (219,231)
                                             -----------    -----------
                                             $(8,191,204)   $(6,380,792)
                                             ===========    ===========

(4)    Related Party Transactions

       Certain plan investments are common/collective trust funds maintained by Merrill Lynch affiliate, Merrill Lynch Bank USA. Merrill Lynch Retirement Services Group performs recordkeeping responsibilities for the Plan and Merrill Lynch Trust Company is the Plan trustee.

(5)    Tax Status

       The Plan obtained its latest determination letter on September 21, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter to comply with changes in the law. The Plan will apply for a new determination letter in 2002. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

       In January 2002, the Plan Administrator received notice of the Internal Revenue Service's intent to audit the Plan for the plan year ending December 31, 1999. No significant actions have occurred on issues related to the audit. As such, the Plan Administrator is unable to determine the ultimate outcome of the audit, but believes the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

                           TV GUIDE, INC. 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(6)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

                              SUPPLEMENTAL SCHEDULE

                                                                      Schedule 1

                           TV GUIDE, INC. 401(k) PLAN

         Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

                                December 31, 2001

  Column (a)                  Column (b)                       Column (c)              Column (d)        Column (e)
  ----------                  ----------                       ----------              ----------        ----------

                                                          Description of Investment
   Party-in-                                              Including Maturity Date,
   Interest           Identity of Issue, Borrower,            Rate of Interest,                          Current
Identification          Lessor, or Similar Party           Par or Maturity Value          Cost            Value
----------------  ------------------------------------   ---------------------------  ------------     -------------
       *          Merrill Lynch:
                     Equity Index Trust 1                Common/collective trust      $ 13,618,879     $ 11,588,649
                     Retirement Preservation Trust       Common/collective trust        15,054,134       15,054,122

                  PIMCO:
                     High Yield Fund                     Mutual fund                       503,686          483,658
                     Total Return Fund Class A           Mutual fund                     3,510,526        3,593,437

                  ING Pilgrim International Value
                     Fund Class A                        Mutual fund                     3,771,765        3,203,069

                  Van Kampen American Value Fund
                     Class B                             Mutual fund                            63               46
                  Van Kampen American Value Fund         Mutual fund                     1,467,119        1,314,819

                  Pioneer Growth Shares Fund             Mutual fund                     6,221,213        4,606,452

                  Dreyfus Premier Balanced Fund
                     Class A                             Mutual fund                     6,889,306        5,875,065

                  Alliance Technology Fund Class A       Mutual fund                     5,140,416        3,174,504

                  Massachusetts Investors Trust          Mutual fund                     4,028,599        3,326,449

                  Davis New York Venture Fund
                     Class A                             Mutual fund                    11,710,664       10,780,798

       *          Gemstar-TV Guide International,
                     Inc. Common Stock                   Common stock
                                                                                         3,377,012        2,063,979
       *          The News Corporation Limited
                     Common Stock                        Common stock                       51,303           66,969

Column (a)             Column (b)                      Column (c)              Column (d)       Column (e)
----------             ----------                      ----------              ----------       ----------

                                                Description of Investment
   Party-in-                                     Including Maturity Date
   Interest        Identity of Issue, Borrower      Rate of Interest,                               Current
Identification      Lesser, or Similar Party      Par or Maturity Value             Cost             Value
--------------      ------------------------      ---------------------             ----             -----
       *          The News Corporation Limited
                     Preferred Stock                     Preferred stock               84,807         117,565

       *          Participant Loans                      (6% - 10.5%)                       -       1,874,250
                                                                                -------------    ------------

                                                                               $   75,429,492    $ 67,123,831
                                                                                =============    ============

*    Party-in-Interest

    See accompanying auditors' report and notes to the financial statements.

                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         TV GUIDE, INC.
                                                          401 (k) Plan

DATE:  June 28, 2002                       By:    /s/ Charles Butler Ammann
                                               ---------------------------------
                                                      Charles Butler Ammann
                                                       Member, TV Guide, Inc.
                                                          401 (k) Plan
                                                      Administrative Committee

                                  EXHIBIT INDEX

Exhibit
Number              Description

  23             Consent of KPMG LLP